Exhibit 99.1

Jaguar Reports Q1 2015 Gold Production

•	24,227 ounces of gold were sold in Q1 2015, compared to 24,181 ounces in Q1 2014
•	21,336 ounces of gold were produced in Q1 2015, compared to 23,359 ounces in Q1 2014
•	Turmalina produced 11,796 ounces of gold in Q1 2015 compared to 11,374 ounces in Q1 2014
•	Caeté produced 9,540 ounces of gold in Q1 2015 compared to 11,985 Q1 2014
•	Jaguar maintains its 2015 annual gold production guidance of 92,000 to 102,000 ounces and its cost guidance
•	Cash and equivalents at March 31, 2015 was approximately $10.25 million

TSX-V: JAG

TORONTO, April 20, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX-V: JAG) is pleased to report gold production of 21,336 ounces in Q1 2015 (Q1 2014 – 23,359 ounces).  A total of 226,000 tonnes was processed in Q1 2015 (Q1 2014 – 268,000 tonnes) at an average grade of 3.2 grams per tonne (Q1 2014 – 2.9 grams per tonne).

Consistent with efforts to decrease overall production costs, tonnes milled decreased in Q1 2015 by 16% compared to Q1 2014, while the average grade milled increased by 11% compared to Q1 2014.

Mill recoveries for the quarter averaged 89% (Q1 2014 - 88%).

Production	Q1 2015			Q1 2014			Variance (%)
	Turmalina	Caeté	Total	Turmalina	Caeté	Total	Turmalina	Caeté	Total
Tonnes milled	111,000	115,000	226,000	111,000	157,000	268,000	0%	(27%)	(16%)
Recovery	90%	89%	89%	88%	88%	88%	3%	1%	2%
Head grade (grams/tonne)	3.6	2.9	3.2	3.2	2.7	2.9	11%	10%	11%

Gold ounces:
Produced	11,796	9,540	21,336	11,374	11,985	23,359	4%	(20%)	(9%)
Sold	13,196	11,031	24,227	11,513	12,668	24,181	15%	(13%)	0%
Definition drilling (meters)	4,365	4,603	8,968	3,685	2,786	6,471	18%	65%	39%
Cash & equivalents at March 31 (US$ '000)			10,258			7,009			46%

George Bee, President and CEO of Jaguar, commented: "Our focus remains on further improving gold grade and to minimize production costs.  With mining activities suspended at the lower grade areas of Orebody B at Turmalina, less ore dilution was realized in Q1 2015 compared to Q1 2014.  Additionally, having suspended secondary development at Pilar until we define profitable ore areas for further development, less low grade material is being mined and this has resulted in a higher average grade being milled.  Both initiatives are expected to reduce our cash operating costs in 2015. With the progress made in the first quarter, we maintain our gold production guidance of 92,000-102,000 ounces for 2015."

Details of the Company's financial performance, including capital and operating costs, will be included in its first quarter 2015 financial results.

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximate 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the financial outlooks or assurance that such results will be achieved. The actual results of Jaguar will likely vary from the amounts set forth in the financial outlooks and such variation may be material. Jaguar and its management believe that the financial outlooks have been prepared on a reasonable basis, reflecting the best estimates and judgments, and represent, to the best of management's knowledge and opinion, the Company's expected production, grades, tones milled, recovery rates, cash operating costs, and definition/delineation drilling, in addition to overall expenditures and results of operations during 2015. However, because this information is highly subjective and subject to numerous risks, including the risks discussed below, it should not be relied on as necessarily indicative of future results.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among others the risk of Jaguar's not meeting the forecast plans regarding its operations and financial performance, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

Non-IFRS Measures.
This press release provides certain financial measures that do not have a standardized meaning prescribed by IFRS. Readers are cautioned to review the above stated footnotes where the Company expanded on its use of non-IFRS measures.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, 416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 06:00e 20-APR-15